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                                                                EXHIBIT 99(c)(1)





                              DRAFT PRESS RELEASE


For Immediate Release                              Contact:
                                                   Sherri M. Herman
                                                   The Herman Group, Inc.
                                                   (800) 658-2007

                    MCNEIL PARTNERSHIPS RECOMMEND REJECTION
                           OF TEN ICAHN TENDER OFFERS

DALLAS, TEXAS, October 4, 1996 - Each of ten McNeil Real Estate limited partnerships today announced that it recommends that unitholders reject the unsolicited tender offer of High River Limited Partnership and Carl C. Icahn and not tender their units pursuant to the offer. Last year, Mr. Icahn tendered for units of eight of such Partnerships and holders of more than 90% of the outstanding units of each Partnership rejected his offer and did not tender their units. This year, each such Partnership obtained the independent opinion of Crosson Dannis, Inc. that the consideration offered in each of the offers is inadequate from a financial point of view to unitholders as a class compared to the estimated present liquidation value of a unit. One additional Partnership did not receive such an opinion and did not make a recommendation as to whether unitholders should reject or accept Mr. Icahn's offer.

              The ten Partnerships' Schedules 14D-9 filed today with the Securities and Exchange Commission concluded, among other things, that:

       ONCE AGAIN, IN LIGHT OF ALL RELEVANT CIRCUMSTANCES, THE PARTNERSHIP DETERMINED THAT MR. ICAHN'S OFFER IS INADEQUATE, NOT IN THE BEST INTERESTS OF EITHER THE PARTNERSHIP OR UNITHOLDERS AND WE STRONGLY RECOMMEND THAT YOU REJECT IT.

              All of the Partnerships have commenced litigation against High River, Mr. Icahn and their affiliates alleging, among other things, that the offers were made in violation of the federal securities laws.